BIOFORM MEDICAL, INC.

1875 SOUTH GRANT STREET, SUITE 110

SAN MATEO, CA 94402

November 2, 2007

Via EDGAR Transmission and Facsimile

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attn: Gregory S. Belliston

Re:	BioForm Medical, Inc.
File No. 333-145584

Dear Mr. Belliston:

On behalf of BioForm Medical, Inc. (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-1 effective on November 6, 2007 at 1:00 p.m. E.S.T. or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes David Saul or Adrian Rich of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, to make such telephonic request on our behalf.

In connection with the above-captioned Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Please direct any questions regarding this filing to David Saul at (650) 320-4872.

Sincerely,

/s/ Steven L. Basta
Steven L. Basta
Chief Executive Officer

cc:	Jeffrey Riedler, U.S. Securities and Exchange Commission
David Saul, Wilson Sonsini Goodrich & Rosati, P.C.